UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On October 3, 2025, Youxin Technology Ltd (the “Company”) disclosed receipt of a notice of delisting from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), as a result of its class A ordinary shares having a closing price of less than $0.10 per share for ten consecutive trading days and failing to satisfied the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Company appealed this determination on September 29, 2025.

On October 17, 2025, the Company received a letter from Nasdaq stating that the Company has regained compliance with the minimum bid price requirement in Listing Rule 5550(a)(2) and that the delisting hearing is therefore mooted. The Company’s securities will continue to be listed and trade on The Nasdaq Stock Market.

Exhibit Number	Description of Exhibit
99.1	Press Release dated October 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: On October 20, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer